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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

SEC Mail Processing
MAR 01 2021
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northcoast Research Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street Suite 1500
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barnes Welding CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

1350 Euclid Avenue Suite 1400	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northcoast Research Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE A KILBANE
Notary Public
State of Ohio
My Comm. Expires
January 24, 2026

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

toll free: 800.369.6375
barneswendling.com
1350 Euclid Ave., Ste. 1400
Cleveland, OH 44115-1830
216.566.9000
5050 Waterford Drive
Sheffield Village, OH 44035-1497
440.934.3850

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Auditors' Report on Supplemental Information

The Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statement as a whole.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
We have served as Northcoast Research Partners, LLC's auditor since 2019.
Cleveland, Ohio
February 24, 2021

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2020
ASSETS		
Cash	$	1,190,511
Restricted cash equivalents		215,107
Deposit at clearing broker		262,302
Receivable from broker		248,138
Receivables from customers		71,145
Prepaid expenses		40,328
Equipment and leasehold improvements, net		13,687
Right-of-use asset		652,203
	$	2,693,421
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	83,542
Accrued payroll		270,044
Lease liability		941,838
TOTAL LIABILITIES		1,295,424
MEMBER'S EQUITY		1,397,997
	$	2,693,421

See accompanying notes to statement of financial condition.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings or Parent), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE B – Summary of significant accounting policies

General
The financial statement of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Paycheck Protection Program Loan
On March 27, 2020, the President signed the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act or the Act). Under the provisions of the Act the Company applied for and received a loan under the Paycheck Protection Program (PPP), which is administered by the U.S. Small Business Administration. The Company has elected to account for the PPP loan using the debt model. Under this method of accounting the Company recorded the loan from its bank as debt until such time the loan was formally forgiven.

Cash and restricted cash equivalents
Cash and restricted cash equivalents consist of cash and other highly liquid resources, such as money market funds with an original maturity of three months or less when purchased. Cash and restricted cash equivalents consist of a deposit held at the clearing broker (Note B) and a money market fund account set aside as collateral for the Parent's demand line of credit as required by contractual agreement with the bank of $215,107. When the related bank debt is paid in full, the restriction will lapse. Management evaluated the credit worthiness of the respective financial institutions and, along with consideration of historical trends, determined no allowance for credit losses was necessary for the deposit held at the clearing broker and for the money market fund as of December 31, 2020.

Deposit held by clearing broker
Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a certain level of cash on deposit with the clearing broker. Should the clearing broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the

NOTE B – Summary of significant accounting policies, continued

Company is required to indemnify the clearing broker. Cash on deposit with the clearing broker at December 31, 2020 is $262,302.

Concentration of credit risk and credit losses
The Company's cash balance is primarily in two financial institutions. For each financial institution, the respective balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from two customers at December 31, 2020 that comprised 49% of the receivable from customer balance.

The Company is further exposed to credit risk for commissions receivable from the clearing broker, which is collected within 30 days, and other unaffiliated institutions. Such credit risk is generally limited to the amount of the receivable from and deposit at the broker.

In the normal course of business, the Company's customers and clearing broker activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss or gain.

The Company has not experienced nonperformance by any customer or it's clearing broker in the above situations during 2020 nor does it anticipate it will. In addition, the Company has a policy of reviewing, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

As of December 31, 2020, the Company had no other significant concentrations of credit risk.

Receivables from broker and customers and allowances
Receivables from broker and customers totaled $319,283 and $249,239, at December 31, 2020 and 2019 respectively. Receivables from broker and customers are recorded and carried at the amount expected to be collected. Management considers historical experience, credit quality of customers, current economic conditions and other factors that may affect the Company's ability to collect from customers when assessing the need for an allowance for credit losses. Based upon management's assessment as of December 31, 2020 and 2019, no allowances of accounts receivable were recorded as of December 31, 2020.

NOTE B – Summary of significant accounting policies, continued

Equipment and leasehold improvements
Equipment and leasehold improvements consisted of the following at December 31, 2020:

Furniture and fixtures	$ 160,508
Office equipment	220,900
Leasehold improvements	27,974
	409,382
Less accumulated depreciation	(395,695)
	$ 13,687

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures and 3 years for office equipment. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease.

Income taxes
The Company is not required to file Federal or state income tax returns. Due to being a single member limited liability company, the Company's income, gains, losses, deductions and credits are included on Holdings' tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Holdings, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Holdings' income, gains, losses, deductions and credits.

Recently adopted accounting pronouncement
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This pronouncement, along with subsequent ASUs issued to clarify provisions of ASU 2016-13, changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. This model replaces the probable, incurred loss model for those assets. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. In developing the estimate for lifetime expected credit loss, entities must incorporate historical experience, current conditions, and reasonable and supportable forecasts. This pronouncement is effective for fiscal years beginning after December 15, 2019 and applies to restricted cash equivalents, deposit at clearing broker, receivable from broker and receivable from customers of the Company. The Company adopted the new guidance effective on January 1, 2020 using the modified retrospective transition method and determined no expected credit loss was required for its financial assets. While the adoption of this ASU did not impact on the Company's financial statements, it required changes to the Company's process of estimating expected credit losses on receivables.

NOTE B – Summary of significant accounting policies, continued

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2020 and February 24, 2021, which is the date that the financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE C – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year.

NOTE D – Lease commitments

In 2013, Holdings decided to relocate the Company's office space and entered into a non-cancelable ten-year operating lease commencing on February 1, 2014.

During 2016, the landlord asked Holdings to relocate the Company's offices to a different floor in the same building at the landlord's expense. Holdings and the landlord amended the original operating lease agreement which resulted in a reduction of lease expense commencing upon relocation. The amended lease did not alter the original length of the lease term. On January 15, 2017, the rental obligations under this lease were assumed by the Company. The Company relocated on October 9, 2017.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $227,969 at December 31, 2020. In addition, the landlord provided a tenant improvement allowance of $200,000 for leasehold improvements which are deferred and accreted on a straight-line basis over the lease term as a reduction of rent expense. As of December 31, 2020, the leasehold allowance, net of accretion, was $61,667.

Future minimum lease payments under lease agreement as of December 31, 2020 are as follows:

2021	$ 326,139
2022	335,198
2023	345,081
2024	28,825
Total lease payments	1,035,243
Less: interest	(93,405)
Present value of lease liabilities	$ 941,838

NOTE E – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2020 was $42,881. At December 31, 2020, the Company's net capital was $1,057,730 and exceeded the minimum net capital requirement by $1,014,849. The Company's ratio of aggregate indebtedness at December 31, 2020 was .61 to 1. The Company is exempt under provision (k)(2)(ii) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Supplemental Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND STATEMENT PURSUANT TO RULE 17a-5(d)(2)(iii)

DECEMBER 31, 2020

Total member's equity from statement of financial condition	$ 1,397,997
Nonallowable assets:	
Restricted cash	215,107
Receivables	71,145
Equipment and leasehold improvements, net	13,687
Prepaid expenses	40,328
Total nonallowable assets	340,267
Net capital	$ 1,057,730
Net capital requirement (greater of $5,000 or 6-2/3% aggregate indebtedness)	$ 42,881
Excess net capital	$ 1,014,849
Total aggregate indebtedness	$ 643,221
Percentage of aggregate indebtedness to net capital	.61 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

Supplemental Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Northcoast Research Partners, LLC Exemption Report Confidential Pursuant to Rule 17a-5(e)(3), in which (1) Northcoast Research Partners, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
Cleveland, Ohio
February 24, 2021

toll free: 800.369.6375
barneswendling.com
1350 Euclid Ave., Ste. 1400
Cleveland, OH 44115-1830
216.566.9000
5050 Waterford Drive
Sheffield Village, OH 44035-1497
440.934.3850

NORTHCOAST RESEARCH PARTNERS, LLC
EXEMPTION REPORT

Northcoast Research Partners, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Northcoast Research Partners, LLC

I, Sal Raffa, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 24, 2021